Mail Stop 3561

March 24, 2006

Bianca A. Russo
Secretary
J.P. Morgan Chase Commercial Mortgage Securities Corp.
270 Park Avenue
New York, NY 10017

**Re:    J.P. Morgan Chase Commercial Mortgage Securities Corp.**
**Amendment No. 2 to Registration Statement on Form S-3**
**File No. 333-130786, filed on March 17, 2006**

Dear Ms. Russo:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Prospectus Supplement**

<u>Reports to Certificateholders, Certain Available Information, page S-93</u>

1. We note your response to prior comment 1. Please tell us why you do not believe information regarding bucket delinquencies past 90 days is material to investors.

<u>Delinquency Information, Certain Available Information, page S-57</u>

2. Please clarify your charge-off policy. In addition, please confirm that you will provide loss and delinquency information in 30/31 day buckets through charge-off.

<u>Closing</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director